SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2007, incorporated by reference herein:

Exhibit

99.1   Release dated October 24, 2007, entitled “UNDERGROUND PRODUCTION TO
          RESUME AT BLYVOORUITZICHT GOLD MINE (“BLYVOOR”)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: October 25, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE Share Code: DRD
ISIN: ZAE 000058723
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

UNDERGROUND PRODUCTION TO RESUME AT BLYVOORUITZICHT GOLD MINE
(“BLYVOOR”)

DRDGOLD announced this afternoon that the Department of Minerals and Energy (“DME”) has lifted the notice issued in terms of Section 54 of the Mine Health and Safety Act, prohibiting underground production at the Number 4, 5 and 6 shafts at Blyvoor (“the notice”).

The notice was served on the mine following the death of an employee in a rock burst underground on
Friday, 19 October 2007.

The DME’s decision followed a presentation by mine management to the DME this morning on the results of an independent risk assessment of Blyvoor’s underground mining operations.

The DME’s finding that Blyvoor’s standards were compliant was endorsed by the National Union of
Mineworkers, which was represented at today’s presentation.

Work to restore the mine to full production will begin at the start of the night shift tonight.

Although four underground ore production shifts were lost as a result of the notice, a level of gold production was still maintained through the treatment of stockpiled material and ongoing surface retreatment.

Randburg
24 October 2007

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